UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Regency Energy Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

75885Y 10 7

(CUSIP Number)

Regency LP Acquirer, L.P.

c/o GE Energy Financial Services

General Electric Capital Corporation

General Electric Company

800 Long Ridge Road

Stamford, Connecticut 06927

Telephone: (203) 961-5963

Attn: General Counsel

Attn: Portfolio Manager

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 12, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75885Y 10 7

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Regency LP Acquirer, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds NA
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power 10,504,799
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power 10,504,799
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,504,799
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%[1]
14.	Type of Reporting Person PN (Limited Partnership)

[1]

The percentage is based upon 157,437,608 Common Units outstanding as of February 15, 2012, as reported in Issuer’s Annual Report on Form 10-K for the year ended December 31, 2011 (the Issuer’s “Annual Report”), filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2012.

CUSIP No. 75885Y 10 7

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) General Electric Capital Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds NA
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power 10,504,799
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power 10,504,799
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,504,799
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%[2]
14.	Type of Reporting Person CO

[2]	The percentage is based upon 157,437,608 Common Units outstanding as of February 15, 2012, as reported in the Issuer’s Annual Report.

CUSIP No. 75885Y 10 7

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) General Electric Company
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds NA
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power 10,504,799
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power 10,504,799
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,504,799
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%[3]
14.	Type of Reporting Person CO

[3]	The percentage is based upon 157,437,608 Common Units outstanding as of February 15, 2012, as reported in the Issuer’s Annual Report.

This Amendment No. 12 to Schedule 13D (this “Amendment”) amends the Schedule 13D initially filed on June 28, 2007, the Amendment No. 1 to Schedule 13D filed on December 14, 2007, the Amendment No. 2 to Schedule 13D filed on January 10, 2008, the Amendment No. 3 to Schedule 13D filed on April 21, 2008, the Amendment No. 4 to Schedule 13D filed on March 11, 2009, the Amendment No. 5 to Schedule 13D filed on September 4, 2009, the Amendment No. 6 to Schedule 13D filed on May 13, 2010, the Amendment No. 7 to Schedule 13D filed on May 28, 2010, the Amendment No. 8 to Schedule 13D filed on October 27, 2010, the Amendment No. 9 to Schedule 13D filed on December 9, 2010, the Amendment No. 10 to Schedule 13D filed on June 30, 2011 and the Amendment No. 11 to Schedule 13D filed on March 19, 2012 (collectively, the “Schedule 13D”).

General Electric Company, a New York corporation (“GE”), General Electric Capital Corporation, a Delaware corporation (“GECC”) and Regency LP Acquirer, L.P., a Delaware limited partnership (“LP Holdings,” and together with GE and GECC, the “Reporting Persons”) are filing this Amendment to disclose the consummation of the sale by LP Holdings to Hipparchus Fund LP (“Hipparchus”), Magnetar Capital Fund II LP (“Magnetar II”) Magnetar Capital Fund LP (“Magnetar”) and MTP Energy Master Fund Ltd (“MTP” and together with Hipparchus, Magnetar II and Magnetar, the “Magnetar Purchasers”), of an aggregate 409,837 Common Units for total consideration of $10,000,022.80, which took place on March 12, 2012, as described in Item 4 below.

Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Amendment as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following:

The following describes plans or proposals, that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The Reporting Persons continue to be the beneficial owners of 10,504,799 Common Units following the closing of this transaction. On March 12, 2012, LP

Holdings sold to the Magnetar Purchasers an aggregate 409,837 Common Units for total consideration of $10,000,022.80 based upon terms as set forth in the term sheet filed as Exhibit B hereto.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any plans or proposals that relate to or result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)-(b) (i) LP Holdings is the sole record owner of, and has the sole power to vote and dispose of 10,504,799 Common Units. These units represent 6.7% of the outstanding Common Units based upon 157,437,608 Common Units outstanding as of February 15, 2012, as reported in the Issuer’s Annual Report.

(ii) Neither GECC nor GE directly own any Common Units. By virtue of their indirect ownership interests in LP Holdings, GECC and GE may each be deemed to possess sole voting and dispositive powers with respect to the 10,504,799 Common Units held by LP Holdings.

(c) Other than as described in the preamble above, none.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following to the end thereof:

The sale of 409,837 Common Units to the Magnetar Purchasers for total consideration of $10,000,022.80 was based on the terms filed as Exhibit B hereto.

Item 7. Material to be filed as Exhibits.

Exhibit A — Joint Filing Agreement*

Exhibit B — Term Sheet by and among Regency LP Acquirer, L.P., Hipparchus Fund LP, Magnetar Capital Fund II LP, Magnetar Capital Fund LP and MTP Energy Master Fund Ltd*

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2012

Regency LP Acquirer, L.P.

By:	EFS Regency GP Holdco II, LLC

Its:	General Partner

By:	Aircraft Services Corporation

its Managing Member

	By:	/s/ J. Alex Urquhart
	Name:	J. Alex Urquhart
	Title:	Authorized Signatory

General Electric Capital Corporation

	By:	/s/ J. Alex Urquhart
	Name:	J. Alex Urquhart
	Title:	Authorized Signatory

General Electric Company

	By:	/s/ J. Alex Urquhart
	Name:	J. Alex Urquhart
	Title:	Vice President, General Electric Company